Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-204450

June 21, 2016

COTT CORPORATION

BOUGHT TREASURY OFFERING OF COMMON SHARES

TERM SHEET

A final base shelf prospectus dated May 19, 2015, as amended by amendment no. 1 dated January 22, 2016 and amendment no. 2 dated May 27, 2016, containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada (except Québec). A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document. An automatic shelf registration statement was filed by Cott Corporation with the Securities and Exchange Commission (the “SEC”) on May 26, 2015.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement, as well as the automatic shelf registration statement and any amendment or prospectus supplement thereto, and any documents incorporated by reference thereto, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Prospective investors should be aware that the acquisition of the Shares (as defined below) may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in the final base shelf prospectus or any applicable shelf prospectus supplement. Prospective investors should consult their own tax advisors with respect to their particular circumstances.

Issuer:	Cott Corporation (the “Company”).

Issue:	Treasury offering (the “Issue”) of 13,120,000 common shares (“Shares”) of the Company (15,088,000 Shares if the over-allotment option is exercised in full).

Issue Size:	US$200,080,000 (US$230,092,000 if the over-allotment option is exercised in full).

Issue Price:	US$15.25 per Share (the “Issue Price”).

Over-Allotment Option:	The Company has granted the Underwriters an over-allotment option to purchase up to an additional 1,968,000 Shares exercisable, in whole or in part, at any time up until 30 days following the Closing Date (representing up to 15% of the Issue) at the Issue Price.

Use of Proceeds:	The Company intends to use a portion of the net proceeds of the Issue to repay in full the borrowings under its asset based lending facility, which may be redrawn, from time to time, to finance potential acquisitions and for general corporate purposes. The remainder of the net proceeds will be used by the Company to finance potential acquisitions and for general corporate purposes.

Form of Offering:	Public offering on a “bought deal” basis. The Shares will be offered: (i) in each of the provinces of Canada (excluding Québec) pursuant to a prospectus supplement under the Company’s short form base shelf prospectus dated May 19, 2015, as amended by amendment no. 1 dated January 22, 2016 and amendment no. 2 dated May 27, 2016, filed with the securities regulatory authorities in each of the provinces of Canada except Québec; (ii) in the United States pursuant to a prospectus supplement to the Company’s effective shelf registration statement dated May 26, 2015, filed with the U.S. Securities and Exchange Commission (the “SEC”); and (iii) internationally as applicable.

Eligibility for Investment:	Eligible for RRSPs, RRIFs, DPSPs, RESPs, RDSPs and TFSAs.

Listing:	The Company’s currently issued and outstanding common shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under ticker symbols “BCB” and “COT”, respectively. An application will be made to list the Shares on each of the TSX and the NYSE.

COTT CORPORATION

BOUGHT TREASURY OFFERING OF COMMON SHARES

TERM SHEET

Settlement Cycle:	Delivery of the Shares will be made against payment therefor on or about June 29, 2016, which will be five business days following the date of the prospectus supplement (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are generally required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Shares prior to the Closing Date will be required, by virtue of the fact that the Shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Shares who wish to trade their Shares prior to the Closing Date should consult their own advisors.

Dividends:	The Company currently pays cash dividends on a quarterly basis at the discretion of the Company’s Board of Directors. The first dividend to which purchasers of the Shares under the Issue are expected to be entitled to receive, if they continue to own the Shares, will be the September 2016 dividend, expected to be payable on or about September 7, 2016 to shareholders of record on or about August 25, 2016.

Bookrunner:	CIBC Capital Markets.

Underwriting Fee:	4.0%.

Closing Date:	June 29, 2016.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. The Company will also be filing a prospectus supplement relating to this offering with the SEC and the applicable securities regulatory authorities in Canada. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or via SEDAR at www.sedar.com. Copies of the short form base shelf prospectus (including amendment no. 1 and amendment no. 2) and prospectus supplement relating to this offering may be obtained, when available, from CIBC Capital Markets, toll-free: 1-800-282-0822, email: useprospectus@cibc.com.